UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number 001-33042

ROSETTA GENOMICS LTD.

(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Rosetta Genomics Ltd.

The extraordinary general meeting of shareholders of Rosetta Genomics Ltd. (the “Company”) that was summoned for April 17, 2018, has been adjourned to Thursday, April 26, 2018 at 10:00 AM (PT) in order to provide additional time for the solicitation of votes in favor of the proposed merger of the Company with a subsidiary of Genoptix, Inc. The adjourned meeting will be held at 25901 Commercentre Dr., Lake Forest, CA 92630. The Company and Genoptix, Inc., have entered into Amendment No. 2 to Agreement and Plan of Merger, Amendment No. 2 to Convertible Debenture and Warrant Termination Agreement, Amendment No. 2 to Expense Reimbursement Waiver Agreement, and Amendment Number Three to Loan and Security Agreement, in order to permit necessary extensions of the shareholder meeting date and outside date for completing the transaction.

The matter to be voted upon at the adjourned meeting, and the record date for the shareholders entitled to vote at the meeting, will remain unchanged. For information regarding the matter to be voted upon at the adjourned meeting, see the Company’s proxy statement filed on Form 6-K with the U.S. Securities and Exchange Commission on March 13, 2018.

On April 17, 2018, Rosetta Genomics Ltd., issued a press release notifying shareholders of the new meeting date and urging shareholders to vote in favor of the proposed merger with Genoptix, Inc. A copy of the press release is filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

Exhibits

Exhibit Number	Description of Exhibit

99.1	Press release dated April 17, 2018.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: April 17, 2018	By:	/s/ Ron Kalfus

Ron Kalfus Chief Financial Officer